SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2011
DIVISION OF MARKET REGULATION

SE[redacted]MISSION

11017208

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65792

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Ballantyne LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13950 Ballantyne Corp. Pl.; suite 185
(No. and Street)

Charlotte (City) NC (State) 28277 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark H. Goodson 704-927-2939
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scharf Pera & Co. PLLC
(Name – *if individual, state last, first, middle name*)

4600 Park Rd; suite 112 (Address) Charlotte (City), NC (State) 28209 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/8/2011

OATH OR AFFIRMATION

I, Mark Henry Goodson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Ballantyne LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mark Henry Goodson
Signature

Chief Financial Officer
Title

Joan A West
Notary Public
my commission expires March 30, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X Internal Control Letter

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Scharf Pera
& Co., PLLC Certified Public Accountants

FIRST BALLANTYNE, LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2010

Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

Managing Members
First Ballantyne, LLC

Independent Auditors' Report

We have audited the accompanying statement of financial condition of First Ballantyne, LLC as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of First Ballantyne, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statement of financial condition taken as a whole.

Scharf Pera & Co., PLLC

Scharf Pera & Co., PLLC
Charlotte, North Carolina
February 14, 2011

FIRST BALLANTYNE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$	5,859
Deposits with clearing organization (cash)		7,922,669
Receivables from clearing organization		3,155,105
Securities owned:		
Marketable, at market value		13,134,949
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation of $210,308		141,366
Other assets		42,303
	$	24,402,251

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Payables to clearing organization	$	13,156,110
Securities sold, not yet purchased, at market value		2,023,147
Accounts payable, accrued expenses, and other liabilities		181,565
		15,360,822
Commitments and contingent liabilities		-
Members' equity		9,041,429
	$	24,402,251

The accompanying notes are an integral part of these financial statements.

FIRST BALLANTYNE, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

Note 1 - Organization and Nature of Business:

First Ballantyne, LLC (the "Company") was formed in the state of North Carolina in December 2002. The Company is a fixed-income trading organization that offers retail fixed-income trading desks, taxable debt products, investment ideas, support services and trade executions in fixed-income securities for financial professionals and the investing public. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company clears all customer transactions through another broker-dealer on a fully disclosed basis.

Note 2 - Significant Accounting Policies:

Cash and cash equivalents:

The Company considers all highly liquid investments having an original maturity of three months or less to be cash equivalents. Amounts invested may exceed federally insured limits at any given time.

Security transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Marketable securities are valued at market value.

Income taxes:

The Company is a limited liability company and has elected to be taxed under the partnership provision of the Internal Revenue Code. Under this provision, the members are taxed on the Company's taxable income. The Company bears no liability or expense for income taxes, and none is reflected in these financial statements. Similar provisions apply for state income taxes.

Property and equipment:

Property and equipment consists primarily of computers, computer monitors and printers and are recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful life of the asset.

Note 2 - Significant Accounting Policies (continued):

Use of accounting estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Fair value of financial instruments:

The Company's financial instruments include cash, accounts receivable, accounts payable, accrued expenses and other liabilities. The carrying amounts of these financial instruments approximate fair value due to their short maturities.

Subsequent events:

The Company evaluated all events and transactions through February 14, 2011, the date these financial statements were issued. During this period, there were no material recognizable or non-recognizable subsequent events.

Note 3 - Property and Equipment:

The principal categories and estimated useful lives of property and equipment are as follows:

		Estimated Useful Lives
Office equipment	$ 263,446	5 years
Furniture and fixtures	68,228	7 years
Leasehold improvements	20,000	life of lease
	351,674	
Less: accumulated depreciation	(210,308)	
	$ 141,366	

Note 4 - Receivable From and Payable to Clearing Organization:

Amounts receivable from and payable to a clearing organization at December 31, 2010, consist of the following:

	Receivable	Payable
Deposits with clearing organization	$ 7,922,669	$ -
Receivable from clearing organization	3,155,105	-
Payable to clearing organization	-	13,156,110
	$ 11,077,774	$ 13,156,110

Note 5 - Securities Owned and Sold, Not Yet Purchased:

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate bonds, debentures and notes	$ 13,134,949	$ 2,023,147

Note 6 - Defined Contribution Plan:

In 2004, the Company began a defined contribution retirement plan covering substantially all employees. Under this plan, the Company may make discretionary contributions.

Note 7 - Financial Instruments with Off-Balance-Sheet Risk:

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2010, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2010.

Note 8 - Operating Leases:

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2010, are approximated below:

Year Ending December 31		
2011	$	230,151
2012		107,818
2013		-
2014		-
Thereafter		-
	$	337,969

Note 9 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum net capital of $100,000. At December 31, 2010, the company had net capital of $7,046,204, which was $6,946,204 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 2.58 to 1.

FIRST BALLANTYNE, LLC
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2010

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

SCHEDULE I
FIRST BALLANTYNE, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

Net capital:		
Total members' equity		$ 9,041,429
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		9,041,429
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other deductions or allowable credits		-
Total capital and allowable subordinated borrowings		9,041,429
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	$ 141,366	
Other assets	42,303	
Deductions and/or charges		(183,669)
Net capital before haircuts on securities positions (tentative net capital)		8,857,760
Haircuts on securities:		
Debt securities		(1,757,526)
Undue concentration		(54,030)
Net capital		$ 7,046,204
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable, accrued expenses, and other liabilities		$ 181,565
Total aggregate indebtedness		$ 181,565

SCHEDULE I
FIRST BALLANTYNE, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010
(continued)

Computation of basic net capital requirement:			
Minimum net capital required, greater of:			
Minimum net capital required as computed			
at 6.67 percent of aggregate indebtedness	$	12,104	
Minimum dollar net capital requirement		100,000	
Total net capital requirement			$ 100,000
Excess net capital			$ 6,946,204
Excess net capital at 120 percent of minimum dollar requirement			$ 6,926,204
Ratio: Aggregate indebtedness to net capital			2.58 to 1

The total net capital reported, $7,046,204, agrees with the Company's computation and amount reported in Part II of Form X-17A-5 (unaudited) FOCUS report as of December 31, 2010.

FIRST BALLANTYNE, LLC
STATEMENT REGARDING SCHEDULE II, III, AND IV
AS OF DECEMBER 31, 2010

Schedule II, III, and IV are not applicable. The Company has claimed an exemption from SEC Rule 15c3-3 based on the fact that all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
accountants@scharfpera.com
scharfpera.com